SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 29941; 812-13634

Rand Capital Corporation, et al.; Notice of Application

February 1, 2012

Agency:    Securities and Exchange Commission (the "Commission").

Action:    Notice of an application for an order under sections 6(c), 12(d)(1)(J), and 57(c)
of the Investment Company Act of 1940 ("Act") granting exemptions from sections
12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) - (a)(3), and 61(a) of the Act; under section
57(i) of the Act and rule 17d-1 under the Act to permit certain joint transactions
otherwise prohibited by section 57(a)(4) of the Act; and under section 12(h) of the
Securities Exchange Act of 1934 ("Exchange Act") granting an exemption from section
13(a) of the Exchange Act.

Applicants:   Rand Capital Corporation ("Rand") and Rand Capital SBIC, Inc.
("Rand SBIC").

Summary of Application:    Applicants request an order permitting a parent business
development company ("BDC") and its wholly-owned small business investment
company ("SBIC") subsidiary and any future wholly-owned BDC subsidiaries ("Future
Subsidiaries") to engage in certain transactions that otherwise would be permitted if such
parent BDC and its subsidiaries were one company and to file certain reports on a
consolidated basis, and permitting such parent BDC to adhere to a modified asset
coverage requirement.

Filing Dates:   The application was filed on February 6, 2009 and amended on August 5,
2009, September 8, 2011 and January 10, 2012.

Hearing or Notification of Hearing:   An order granting the application will be issued

unless the Commission orders a hearing.  Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail.  Hearing requests should be received by the Commission by 5:30

pm on February 27, 2012, and should be accompanied by proof of service on applicants,

in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests

should state the nature of the writer's interest, the reason for the request, and the issues

contested.  Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090.  Applicants, c/o Allen F. Grum, Rand Capital Corporation,

2200 Rand Building, Buffalo, NY 14203.

For Further Information Contact:  Keith A. Gregory, Senior Counsel, at (202) 551-6815,

or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.　　　Rand, a New York corporation, is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a BDC under the Act.[1] Rand's principal business is to make venture capital investments in small, early-stage and developing enterprises. Rand's principal objective is long-term capital appreciation. Rand typically invests in debt securities and concurrently acquires equity interests in the form of stock, warrants or stock options or the right to convert debt securities into stock. Rand has a six member board of directors ("Rand Board"), five of whom are not "interested persons" of Rand within the meaning of section 2(a)(19) of the Act. The Rand Board appoints Rand's president and chief executive officer and its executive vice president and chief financial officer (collectively, the "Principal Officers"). Subject to the oversight of the Rand Board, the Principal Officers make all investment decisions for Rand.

2.　　　Rand SBIC, a New York corporation, is an SBIC licensed by the Small Business Administration ("SBA") to operate under the Small Business Investment Act of 1958 ("SBA Act"). Rand SBIC is registered as an investment company under the Act and will elect to be regulated as a BDC prior to relying on the requested order. Rand SBIC has the same investment purposes and will invest in the same kinds of securities as Rand.

3.　　　Rand SBIC is a wholly-owned subsidiary of Rand, which owns all of its outstanding voting stock. The Rand Board annually elects the same persons who comprise the Rand Board to serve on the board of directors of Rand SBIC. Pursuant to a by-law provision required by the SBA, Rand SBIC is required to maintain an investment committee consisting of the Principal Officers that has responsibility for all investment

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[1] Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

decisions by Rand SBIC. Rand SBIC's operations have been and will be consolidated with those of Rand for financial reporting and tax purposes.

4.　　Rand may in the future create wholly-owned Future Subsidiaries each of which (i) will be a BDC, and (ii) may be licensed by the SBA to operate as an SBIC (collectively with Rand SBIC, the "SBIC Subsidiaries") or may not be an SBIC.[2]  Any future SBIC Subsidiary will be operated in the same manner as Rand SBIC and will be subject to the requirements of the SBA Act and the SBA regulations. Rand SBIC, the SBIC Subsidiaries and the Future Subsidiaries are collectively referred to as the "Subsidiaries."

Applicants' Legal Analysis:

1.　　Applicants request an order under sections 6(c), 12(d)(1)(J), 57(c) and 57(i) of the Act and rule 17d-1 under the Act granting exemptions from sections 12(d)(1), 18(a), 21(b), 57(a)(1), 57(a)(2), 57(a)(3), 57(a)(4), and 61(a) of the Act to permit Rand, Rand SBIC and any Future Subsidiary to engage in certain transactions that otherwise would be permitted if Rand and its Subsidiaries were one company and to permit Rand to adhere to a modified asset coverage requirement.  Applicants also request an exemption under section 12(h) of the Exchange Act for an exemption from section 13(a) of the Exchange Act.

2.　　Section 12(d)(1)(A) of the Act, made applicable to BDCs by section 60 of the Act, limits the amount of securities a registered investment company or BDC may hold of other investment companies. Section 12(d)(1)(C) of the Act limits the amount of securities of a closed-end investment company that may be acquired by an investment

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[2] All existing entities that currently intend to rely on the order have been named as applicants.  Any other existing or future entity that subsequently relies on the order will comply with the terms **[and conditions]** of the application.

company. Rule 60a-1 exempts a BDC's acquisition of the securities of a wholly-owned SBIC subsidiary from sections 12(d)(1)(A) and (C). Accordingly, the acquisition of Rand SBIC securities by Rand will be exempt from the provisions of sections 12(d)(1)(A) and 12(d)(1)(C) by virtue of rule 60a-1.

3. Applicants state that section 12(d)(1) would prohibit the acquisition by Rand of the debt or equity securities of, or the making of loans by Rand to, Future Subsidiaries that are not SBICs. Applicants state that section 12(d)(1) would also prohibit the acquisition of debt securities of Rand by any such Future Subsidiary since they would each be a BDC and an entity controlled by a BDC. Thus, the making of loans or advances by Rand SBIC or a Future Subsidiary to Rand might be deemed to violate section 12(d)(1) if the loans or advances are construed as purchases by the Subsidiary of the securities of Rand.

4. Applicants request an exemption under section 12(d)(1)(J) from section 12(d)(1) to permit: (1) the purchase of debt or equity securities of, or a contribution to capital to, a Future Subsidiary that is not an SBIC by Rand, (ii) the making of loans or advances by any Subsidiary to Rand or to any other Subsidiary, and (iii) the acquisition by the Subsidiaries of any securities of Rand representing indebtedness or any securities representing indebtedness issued by any of the other Subsidiaries. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors. Applicants state that the requested relief meets this standard because the Subsidiaries are wholly-owned and this status and the consolidated financial reporting with Rand will eliminate the possibility of overreaching

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and prevent confusion as to the financial status of Rand to Rand's shareholders, who are the investors that the Act is intended to protect.

5.       Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer unless the company complies with the asset coverage requirements set forth in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with certain modifications. Section 18(k) exempts an investment company operating as an SBIC from the asset coverage requirements of section 18(a)(1)(A) and (B) (with respect to senior securities representing indebtedness).

6.       Applicants state that a question exists as to whether Rand must comply with the asset coverage requirements of section 18(a) (as modified by section 61(a)) on a consolidated basis because Rand may be deemed to be an indirect issuer of any class of senior security representing indebtedness issued by any Subsidiary. For Rand to comply with these asset coverage requirements would mean that, with certain exceptions, Rand would treat as its own all assets held directly by Rand and the Subsidiaries and any liabilities of the Subsidiaries, including liabilities of the Subsidiaries with respect to senior securities as to which any of the Subsidiaries is exempt from the asset coverage requirements of section 18(a)(1)(A) and (B) by virtue of section 18(k). Accordingly, applicants request relief under section 6(c) of the Act from sections 18(a) and 61(a) to permit Rand to exclude from its consolidated asset coverage ratio any SBA preferred stock interest in any of the Subsidiaries (if applicable) and any senior security representing indebtedness issued by any Subsidiary.

7. Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief satisfies the section 6(c) standards. Applicants state that, without the requested relief from sections 18(a) and 61(a), the ability of an SBIC Subsidiary to obtain the kind of financing that would be available to Rand if it were to conduct the SBIC operations itself would be restricted. Moreover, the exclusion by Rand from its consolidated asset coverage ratio of any senior security representing indebtedness that is issued by an SBIC Subsidiary would not harm the public interest because the SBA regulates the leverage and capital structure of the SBIC Subsidiaries.

8. Sections 57(a)(1) and (2) of the Act generally prohibit, with certain exceptions, sales or purchases of any security or other property between BDCs and certain of their affiliates as described in section 57(b) of the Act. Section 57(b) includes a person, directly or indirectly, either controlling, controlled by or under common control with the BDC. Applicants state that Rand directly owns all of each Subsidiary's outstanding voting stock. Applicants further state that each of the Subsidiaries and Rand may be deemed to be under the common control of the Rand Board and the Principal Officers. Accordingly, Rand and the Subsidiaries are related to each other in the manner described in section 57(b). In addition, each Subsidiary would also be a person related to each other Subsidiary in a manner described in section 57(b) as long as they remain under the common control of Rand.

9. Applicants state that there may be circumstances when it is in the interest of Rand and its shareholders that one or more of the Subsidiaries invest in securities of an issuer that may be deemed to be a controlled portfolio affiliate of Rand or another Subsidiary or that Rand invest in securities of an issuer that may be deemed to be a controlled portfolio affiliate of a Subsidiary. Applicants therefore request an exemption from sections 57(a)(1) and 57(a)(2) of the Act to permit any transaction between Rand and any Subsidiary, and any transaction between a Subsidiary and any other Subsidiary, with respect to the purchase or sale of securities or other property. Applicants also seek an exemption from these provisions to allow any purchase or sale transaction between Rand and a controlled portfolio affiliate of any Subsidiary, and a purchase or sale transaction between a Subsidiary and a controlled portfolio affiliate of Rand or another Subsidiary. Applicants state that the requested relief is intended only to permit Rand and the Subsidiaries to do that which they otherwise would be permitted to do if they were one company.

10. Section 57(c) provides that the Commission will exempt a proposed transaction from the provisions of section 57(a)(1) and (2) of the Act if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of any person concerned, and the proposed transaction is consistent with the policy of the BDC concerned and the general purposes of the Act.

11. Applicants submit that the requested relief from section 57(a)(1) and (2) meets this standard. Applicants represent that the proposed operations as one company will enhance efficient operations of Rand and its wholly owned Subsidiaries, and allow

them to deal with portfolio companies as if Rand and such Subsidiaries were one company. Applicants contend that the terms of the proposed transactions are reasonable and fair and do not involve overreaching of Rand or its stockholders or its stockholders by any person, and that the requested order would permit Rand and the Subsidiaries to carry out more effectively their purposes and objectives of investing primarily in small business concerns. Finally, applicants note that the proposed transactions are consistent with the policies of Rand and Rand SBIC as specified in filings with the Commission and Rand's reports to shareholders, as well as consistent with the policies and provisions of the Act.

12. Section 57(a)(3) of the Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of those persons, to borrow money or other property from such BDC or from any company controlled by the BDC, except as permitted by section 21(b) or section 62. Section 21(b) of the Act (made applicable to BDCs by section 62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except for loans to any company that owns all of the outstanding securities of the BDC (other than directors' qualifying shares).

13. Rand is an affiliated person of each of the Subsidiaries by reason of its direct ownership of all of the outstanding voting capital stock of the Subsidiaries. Each of the Subsidiaries is an affiliated person of Rand because they are deemed to be under the control of Rand. Each of the Subsidiaries is an affiliated person of each other Subsidiary because they are deemed to be under the common control of Rand. In addition, each of the directors and Principal Officers of Rand are also or will be the directors and principal

officers of Rand SBIC and the Future Subsidiaries, so that Rand and the Subsidiaries may be deemed to be under common control.

14. Applicants state that there may be instances when it would be in the best interests of Rand and its shareholders for Rand to make loans to one of more of the Subsidiaries or for the Subsidiaries to make loans to Rand or each other. Applicants note that, in the case of loans from Rand to the Subsidiaries or loans from the Subsidiaries to each other, the loans may be prohibited by section 21(b) because Rand and the Subsidiaries may be deemed to be under common control. Applicants state that in the case of loans from a Subsidiary to Rand, the loans would be prohibited by section 21(b) and section 57(a)(3) because the borrower controls the lender and the lender may have outstanding securities not owned by the borrower.

15. Accordingly, applicants request an order under section 6(c) to exempt from the provisions of section 21(b) the lending of money or other property by Rand to the Subsidiaries and by the Subsidiaries to Rand or another Subsidiary. Applicants argue that because these transactions are solely between Rand and its wholly-owned Subsidiaries, they will have no substantive economic effect and there will be no basis for overreaching or harm to the public interest. Applicants also request an order under section 57(c) to exempt the borrowing of money or other property by Rand or a Subsidiary from any other Subsidiary from the provisions of section 57(a)(3). Applicants submit that the requested relief meets the standards of section 6(c) and 57(c).

16. Applicants also request relief from section 21(b) under section 6(c) to exempt any lending of money or other property by Rand or a Subsidiary to portfolio companies of any Subsidiary controlled by the Subsidiary or portfolio companies of Rand

controlled by Rand. The requested exemption is intended to permit Rand and the

Subsidiaries to do that which they otherwise would be permitted to do if they were one

company, as opposed to each of the Subsidiaries being a wholly-owned Subsidiary of

Rand.

17.    Section 17(d) of the Act and rule 17d-1 under the Act (made applicable to

BDCs by section 57(i)) prohibit affiliated persons of a registered investment company, or

an affiliated person of such person, acting as principal, from participating in any joint

transaction or arrangement in which the registered company or a company it controls is a

participant, unless the Commission has issued an order authorizing the arrangement.

Section 57(a)(4) of the Act imposes substantially the same prohibitions on joint

transactions involving any BDC and an affiliated person of such BDC, or an affiliated

person of such affiliated person, as specified in section 57(b) of the Act. Section 57(i) of

the Act provides that rules and regulations under section 17(d) of the Act will apply to

transactions subject to section 57(a)(4) in the absence of rules under that section. The

Commission has not adopted rules under section 57(a)(4) with respect to joint

transactions and, accordingly, the standards set forth in rule 17d-1 govern applicants'

request for relief.

18.    Applicants request relief under section 57(i) and rule 17d-1 to permit any

joint transaction that would otherwise be prohibited by section 57(a)(4), in which a

Subsidiary and Rand or another Subsidiary participate, but only to the extent that the

transaction would not be prohibited if the Subsidiaries were deemed to be a part of Rand

and not separate companies.

19.     In determining whether to grant an order under section 57(i) and rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. Applicants note that the proposed transactions are consistent with the policy and provisions of the Act and will enhance the interests of Rand and its stockholders while retaining the important protections afforded by the Act.  In addition, because the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others. Accordingly, applicants believe that the standard for relief under section 57(i) and rule 17d-1 is satisfied.

20.     Section 54 of the Act provides that a closed-end company may elect BDC treatment under the Act if the company has either a class of equity securities registered under section 12 of the Exchange Act or has filed a registration statement pursuant to section 12 of the Exchange Act for a class of its equity securities. Section 12(g) of the Exchange Act requires issuers with specified assets and a specified number of security holders to register under the Exchange Act. Rand has elected to be regulated as a BDC and its common stock is deemed registered under section 12(g)(1) of the Exchange Act. Rand SBIC will elect to be regulated as a BDC under the Act prior to relying on the order, and such election will cause Rand SBIC's common stock to be registered under the Exchange Act by operation of rule 12g-2 under the Exchange Act.

21.     By filing a registration statement under section 12 of the Exchange Act, absent an exemption, Rand SBIC and each Future Subsidiary would be required by

section 13(a) of the Exchange Act to file periodically with the Commission, even though their sole shareholder will be Rand. Accordingly, applicants request an order under section 12(h) of the Exchange Act exempting Rand SBIC and each Future Subsidiary from the reporting requirements of section 13(a) of the Exchange Act to permit the filing of consolidated reports with Rand.

22.    Section 12(h) of the Exchange Act provides that the Commission may exempt an issuer from section 13 of the Exchange Act if the Commission finds that by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors. Each of the Subsidiaries will have only one investor, which is itself a reporting company, and no public investors. There will be no trading in the Subsidiaries securities, so no public interest or investor protective purpose will be served by separate Subsidiary reporting. Further, applicants state that the nature and extent of the Subsidiaries' activities are such that their activities will be fully reported through consolidated reporting in accordance with normal accounting rules. Accordingly, applicants believe that the requested exemption meets the standards of section 12(h) of the Exchange Act.

Applicants' Conditions

Applicants agree that the requested order will be subject to the following conditions:

1.    Rand will at all times own and hold, beneficially and of record, all of the outstanding voting capital stock of each of the Subsidiaries.

2.     The Subsidiaries will have investment policies not inconsistent with those of Rand, as set forth in Rand's registration statement.

3.     No person shall serve as investment adviser or principal underwriter to Rand SBIC or any Subsidiary unless the Rand Board and the shareholders of Rand shall have taken the same action with respect thereto also required to be taken by the board of directors and the sole shareholder of such Subsidiary.

4.     Rand will not itself issue or sell any senior security, and Rand will not cause or permit any Subsidiary to issue or sell any senior security of which Rand or such Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the Act; provided that immediately after the issuance or sale of any such senior security by either Rand or any Subsidiary, Rand and its Subsidiaries on a consolidated basis, and Rand individually, shall have the asset coverage required by section 18(a) (as modified for BDCs by section 61(a)), except that, in determining whether Rand and its Subsidiaries on a consolidated basis have the asset coverage required by section 61(a), any SBA preferred stock interest in any SBIC Subsidiary and any borrowings by any SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

5.     No person shall serve as a member of any board of directors of any Subsidiary unless such person shall also serve as a member of the Rand Board. The board of directors of any Subsidiary will be elected by Rand as the sole shareholder of such Subsidiary.

6.	Rand and any Subsidiary will acquire securities representing indebtedness of Rand SBIC or any SBIC Subsidiary only if, in each case, the prior approval of the SBA has been obtained. In addition, the SBIC Subsidiaries, on the one hand, and Rand or any other Subsidiary on the other hand, will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary